811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

FIRM / AFFILIATE OFFICES
		Austin	Moscow
		Beijing	Munich
		Boston	New York
		Brussels	Orange County
		Century City	Paris
		Chicago	Riyadh*
January 4, 2022		Dubai	San Diego
		Düsseldorf	San Francisco
		Frankfurt	Seoul
		Hamburg	Shanghai
		Hong Kong	Silicon Valley
VIA EDGAR		Houston	Singapore
		London	Tel Aviv
		Los Angeles	Tokyo
United States Securities and Exchange Commission		Madrid	Washington, D.C.
Division of Corporation Finance		Milan
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Barberena-Meissner
Laura Nicholson

Re:	Phillips 66
Registration Statement on Form S-4
Filed December 10, 2021
File No. 333-261605

To the addressees set forth above:

We are in receipt of the comment letter dated December 20, 2021 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Phillips 66 (the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form S-4 filed December 10, 2021

General

1.

Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2020 have been resolved.

January 4, 2022

Response: In response to the Staff’s comment, the Company confirms its understanding that the effectiveness of the Registration Statement will not be accelerated prior to the resolution of the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2020.

*                *                 *                *                *

Please do not hesitate to contact me at (713) 546-7486 with any questions regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Thomas G. Brandt

Thomas G. Brandt of LATHAM & WATKINS LLP

cc:	Greg C. Garland, Phillips 66
Mark A. Haney, Conflicts Committee of Phillips 66 Partners GP LLC
William N. Finnegan, Latham & Watkins LLP
Alan Bogdanow, Vinson & Elkins L.L.P.
Peter Marshall, Vinson & Elkins L.L.P.

2